Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed financial statements are based upon the historical financial statements of FRESH2 GROUP LIMITED, formerly ANPAC BIO-MEDICAL SCIENCE CO., LTD. (the “Company” or “Fresh2”), adjusted to give effect to the acquisition of 98.64% of the issued and outstanding securities Roxe Holding Inc. (“Roxe”) and the sale of its business of providing multi-cancer screening and detection tests, physical checkup packages, and technology services (the “Business”).

On July 17, 2023, Fresh2 entered into a share purchase agreement (the “Purchase Agreement”) with Roxe. Pursuant to the Purchase Agreement, Fresh2 acquired 51% of the issued and outstanding securities of Roxe in consideration of 110,476,291 shares of Fresh2 Class A Ordinary Shares.

On November 6, 2023, the Company entered into a share purchase agreement with Roxe. Pursuant to the purchase agreement, subject to the satisfaction of the conditions to closing, Fresh2 acquired 47.64% of the issued and outstanding securities of Roxe in consideration of 139,542,221 shares of Class A ordinary Shares.

On September 1, 2022, the Company entered into two share purchase agreements Changxin and Yiyou, pursuant to which the Company agreed to sell 70% of the shares of Changwei, a subsidiary based in Shanghai, China, to Changxin in consideration of USD350,000 (RMB2,555,000) and sell the remaining 30% of the shares to Yiyou in consideration of USD150,000 (RMB1,095,000). On February 10, 2023, Yiyou entered into a further arrangement with Changxin and Ruoou Ying, pursuant to which a transfer of 29% of Changwei's shares to Changxin and 1% of the shares to Ruoou Ying was effectuated. The closing took place on June 1, 2023. This transaction was a sale to related parties. Ruoou Ying held the position of Supervisor at Anpac Lishui, while Changxin was under the common control of Ruoou Ying and Chris Yu, the Co-Founder and Chairman of the Company.

On July 28, 2023, the Company entered into an agreement with New-Horizon, a company registered in Hong Kong with its business interests and focus in bio-medical technologies, pursuant to which the Company agreed to sell 100% of the shares of AnPac Bio-Medical Technology (Lishui) Co., Ltd., a subsidiary based in Lishui, China which has incurred significant financial losses in its operations and is not expected to reach a breakeven point for a significant period of time, to New-Horizon in consideration of RMB1.00. The closing took place on August 23, 2023.

On July 28, 2023, the Company entered into a share purchase agreement with New-Horizon, pursuant to which the Company agreed to sell 100% of the shares of Anpac Technology USA CO., LTD., a subsidiary with operations in, Pennsylvania and California, to New-Horizon in consideration of USD1.00. The closing took place simultaneously with the execution of the agreement.

On July 28, 2023, the Company entered into a share purchase agreement with Ningkasai, a high-tech company in the life science applications sector, pursuant to which the Company agreed to sell 100% of the shares of Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., a subsidiary based in Yangzhou, China, to Ningkasai in consideration of RMB1.00. The closing took place on November 22, 2023. This transaction was a sale to a related party, as Ningkasai qualified as a related party of the Company, being under 99% control by Changxin.

The unaudited pro forma consolidated combined balance sheet as of December 31, 2022 combines the historical consolidated balance sheet of Fresh2, the historical consolidated balance sheet of Roxe as of December 31, 2022, giving effect to the acquisition as if it had been consummated on December 31, 2022, and as adjusted to give effect to the sale of the Business as if it had been consummated on December 31, 2022. The unaudited pro forma consolidated combined statement of operations and comprehensive loss for the year ended December 31, 2022 combines the historical consolidated statement of operations and comprehensive loss of Fresh2 and the historical consolidated statement of operations and comprehensive loss of Roxe, giving effect to the acquisition as if it had been consummated on January 1, 2022, the beginning of the period presented, and as adjusted to give effect to the sale of the Business as if it had been consummated on January 1, 2022. The transaction accounting adjustments for the sale of the Business remove the assets, liabilities and results of operations of the Business. The adjustments also give effect to the cash proceeds from the sale of the Business, less related transaction costs. Certain of the most significant assumptions are set forth in the Notes to Unaudited Pro Forma Condensed Financial Statements.

The unaudited pro forma consolidated combined balance sheet as of June 30, 2023 combines the historical consolidated balance sheet of Fresh2, the historical consolidated balance sheet of Roxe as of June 30, 2023, giving effect to the acquisition as if it had been consummated on June 30, 2023, and as adjusted to give effect to the sale of the Business as if it had been consummated on June 30, 2023. The unaudited pro forma consolidated combined statement of operations and comprehensive loss for the six months ended June 30, 2023 combines the historical consolidated statement of operations and comprehensive loss of Fresh2 and the historical consolidated statement of operations and comprehensive loss of Roxe, giving effect to the acquisition as if it had been consummated on January 1, 2023, the beginning of the period presented, and as adjusted to give effect to the sale of the Business as if it had been consummated on January 1, 2023. The transaction accounting adjustments for the sale of the Business remove the assets, liabilities and results of operations of the Business. The adjustments also give effect to the cash proceeds from the sale of the Business, less related transaction costs. Certain of the most significant assumptions are set forth in the Notes to Unaudited Pro Forma Condensed Financial Statements.

The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated combined financial statements to give pro forma effect to events that are: (1) directly attributable to the acquisition and sale; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on Fresh2’s results following the completion of the acquisition.

The unaudited pro forma consolidated combined financial statements have been developed from and should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma consolidated combined financial statements;

●	The historical consolidated financial statements and related notes of Fresh2 as of December 31, 2022, for the year ended December 31, 2022, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Fresh2’s Annual Report on Form 20-F for the year ended December 31, 2022, which were filed with the Securities and Exchange Commission;

●

The historical consolidated financial statements of Roxe as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which were filed with the SEC in a Form 6-K on August 21, 2023;

●

The historical consolidated financial statements and related notes of Fresh2 as of June 30, 2023, for the six months ended June 30, 2023, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Fresh2’s Interim Report on Form 6-K/A for the six months ended June 30, 2023, which were filed with the SEC on December 1, 2023; and

●	The historical consolidated financial statements of Roxe as of June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023 and 2022, which are included herein.

We have included the following unaudited pro forma condensed financial information for illustrative and informational purposes. The unaudited pro forma condensed financial information is not intended to reflect what the Company’s financial position and results of operations would have been had the acquisition and the sale of the Business occurred on the dates indicated above; and is not necessarily indicative of the results of operations or financial position that may occur in the future. The pro forma condensed information does not reflect the realization of any expected cost savings, or any impact of the continuing businesses of the Company.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the year ended December 31, 2022

(Amounts in thousands of US$, except for number of shares and per share data)

	Historical		Pro Forma
	Fresh2 Group Limited and Subsidiaries	ROXE Holdings Inc and Subsidiaries	Pro Forma Adjustments Roxe		Pro Forma Combined		Pro Forma Adjustments Sale of Business		Pro Forma

Revenues:
Cross-border remittance platform services	-	1			1				1
Revenues-third parties	1,428	-			1,428		(1,428)	d	-
Revenues-related parties	318	-			318		(318)	d	-
Total revenues	1,746	1	-		1,747		(1,746)		1

Cost of revenues	(538)	(492)			(1,030)		538	d	(492)

Gross Profit	1,208	(491)	-		717		(1,208)		(491)

Operating expenses:
Selling and marketing expenses	(1,762)	(388)			(2,150)		1,260	e	(890)
Research and development expenses	(1,381)				(1,381)		629	e	(752)
General and administrative expenses	(10,263)	(5,259)			(15,522)		3,402	e	(12,120)
Professional Service Fee			(105)	b	(105)		(4)	c	(109)
Bad Debt Expenses							(12,798)	b	(12,798)
Impairment of long-term investments	-				-				-
Impairment of intangible assets	(1,147)				(1,147)		1,147	e	-
Impairment of goodwill	(1,850)				(1,850)		1,850	e	-
Impairment of long-lived assets	-	(1,774)			(1,774)				(1,774)
Loss from operations	(15,195)	(7,912)	(105)		(23,212)		(5,722)		(28,934)

Non-operating income and expenses:
Interest expense, net	(54)	-			(54)		50	f	(4)
Foreign exchange loss, net	(114)				(114)		(5)	f	(119)
Share of net gain (loss) in equity method investments	23				23		(23)	f	-
Other income (expense), net	(9)	(204)			(213)		9	f	(204)
Bargain purchase gain	-		12,056	a	12,056				12,056
Change in fair value of convertible debt	21				21				21
Gain on disposal					-		15,393	a	15,393
Loss before income taxes	(15,328)	(8,116)	11,951		(11,493)		9,702		(1,791)
Income tax benefit	309	-			309		(309)	f	-
Net loss	(15,019)	(8,116)	11,951		(11,184)		9,393		(1,791)
Net loss attributable to noncontrolling interests	(247)	-	(577)	d	(824)		247	g	(577)
Net loss attributable to ordinary shareholders	(14,772)	(8,116)	12,528		(10,360)		9,146		(1,214)

Loss per share
Class A and B ordinary shares - basic and diluted	(0.39)				(0.04)				(0.00)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Class A and Class B ordinary shares - basic and diluted	38,242,073				288,260,585	c			288,260,585

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED PRO FORMA CONSOLIDATED COMBINED BALANCE SHEET

As of June 30, 2023

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	Historical		Pro Forma
	Fresh2 Group Limited and Subsidiaries	ROXE Holdings Inc and Subsidiaries	Pro Forma Adjustments Roxe		Pro Forma Combined	Pro Forma Adjustments Sale of Business		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	68	9			77	0	e	77
Prepayment	315	-			315			315
Accounts receivable, net	37	52			89			89
Amounts due from related parties, net	1,698	-			1,698			1,698
Inventories, net	19	-			19			19
Other current assets, net	57	87			144			144
Current assets held for sale	1,348				1,348	(1,348)	a	-
Total current assets	3,542	148	-		3,690	(1,348)		2,342
Digital Assets	-	6			6			6
Long-term prepayment	875				875			875
Property and equipment, net	594	6			600			600
Land use rights, net		-			-			-
Intangible assets, net	6,229	3,734	43,625	a	53,588			53,588
			(4,363)	d
Goodwill	5,034	-			5,034			5,034
Right of use assets	31	1,168			1,199			1,199
Long-term investments, net	5,486	-			5,486			5,486
Noncurrent assets held for sale	2,785	-			2,785	(2,785)	b	-
TOTAL ASSETS.	24,576	5,062	39,263		68,901	(4,133)		69,130

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Short-term debts	2	-			2			2
Accounts payable	58	2,135			2,193			2,193
Advance from customers	66	-			66			66
Amounts due to related parties	82	-			82			82
Lease liability-current	20	312			332			332
Accrued expenses and other current liabilities	3,415	201	105	c	3,721			3,721
Current liabilities held for sale	4,609				4,609	(4,609)	c	-
Total current liabilities	8,252	2,648	105		11,005	(4,609)		6,396
Deferred tax liabilities	405	-			405			405
Lease liability-non-current	5	1,061			1,066			1,066
Other long-term liabilities	124	-			124			124
Noncurrent liabilities held for sale	336				336	(336)	d	-
TOTAL LIABILITIES.	9,122	3,709	105		12,936	(4,945)		7,991
Commitments and contingencies

Shareholders’ equity (deficit):
Fresh2
Class A Ordinary shares ((US$0.01 par value per share); 2,400,000,000 shares authorized, 79,536,589 and 176,070,465 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively	1,680		2,500	a	4,180			4,180
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized and 3,573,100 shares issued and outstanding as of December 31, 2022 and June 30, 2023	33				33			33
Roxe
Class A common stock, $0.00002 par value, 10,000,000 shares authorized and 10,000,000 shares issued and outstanding at December 31, 2022 and June 30, 2023		-	-	b	-			-
Class B common stock, $0.00002 par value, 240,000,000 shares authorized and 209,005,594 shares issued and outstanding at December 31, 2022 and June 30, 2023		4	(4)	b	-			-
Treasury stock	—				-			-
Additional paid-in capital	98,648	10,246	(10,246)	b	128,561			128,561
			29,913	a
			(779)	k
Accumulated deficit	(89,896)	(8,898)	8,898	b	(77,986)	3,507	f	(74,479)
			8,362	a
			(4,363)	d
			(105)	c
Accumulated other comprehensive income	2,294	1	(1)	b	2,294			2,294
Total Fresh2 Group Limited shareholders’ deficit	12,759	1,353	37,828		57,082	3,507		60,589
Non-controlling interest	2,695		4,203	b	6,898	(2,695)	g	4,203
			779	k
Total shareholders’ equity (deficit)	15,454	1,353	39,157		60,327	812		61,139

TOTAL LIABILITIES AND EQUITY (DEFICIT)	24,576	5,062	39,262		68,900	(4,133)		69,130

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

 UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

 For the six months ended June 30, 2023

 (Amounts in thousands of US$, except for number of shares and per share data)

	Historical		Pro Forma
	Fresh2 Group Limited and Subsidiaries	ROXE Holdings Inc and Subsidiaries	Pro Forma Adjustments Roxe		Pro Forma Combined		Pro Forma Adjustments Sale of Business		Pro Forma

Revenues:
Technology Service	-	67			67				67
Cross-border remittance platform services	-	2			2				2
Revenues-fresh2	681	-			681				681
Total revenues	681	69	-		750		-		750

Cost of revenues	(557)	-			(557)				(557)

Gross Profit	124	69	-		193		-		193

Operating expenses:
Selling and marketing expenses	(837)	(6)			(843)				(843)
Research and development expenses	(318)				(318)				(318)
General and administrative expenses	(4,920)	(545)	(4,363)	d	(9,828)				(9,828)
Professional Service Fee			(105)	f	(105)		(4)	h	(109)
Bad Debt Expenses									-
Impairment of long-term investments	-				-				-
Impairment of intangible assets	-				-				-
Impairment of goodwill	-				-				-
Impairment of long-lived assets	-	-			-				-
Loss from operations	(5,951)	(482)	(4,468)		(10,901)		(4)		(10,905)

Non-operating income and expenses:
Interest expense, net	(43)	-			(43)				(43)
Foreign exchange loss, net	-				-				-
Share of net gain (loss) in equity method investments	(13)				(13)				(13)
Other income (expense), net	3	(1)			2				2
Bargain purchase gain	-		12,015	e	12,015				12,015
Change in fair value of convertible debt	-				-				-
Gain on disposal					-		3,507	e	3,507
Loss before income taxes	(6,004)	(483)	7,547		1,060		3,503		4,563
Income tax benefit	11	-			11				11
Loss from continuing operations	(5,993)	(483)	7,547		1,071		3,503		4,574
Loss from discontinued operations, net of taxes	(4,344)	-			(4,344)		4,344	i	-
Net Loss	(10,337)	(483)	7,547	-	(3,273)	-	7,847		4,574
Net loss attributable to noncontrolling interests	(88)	-	78		(10)		88	j	78
Net loss attributable to ordinary shareholders	(10,249)	(483)	7,469		(3,263)		7,759		4,496

Loss per share
Class A and B ordinary shares - basic and diluted	(0.27)				(0.01)				0.02

Weighted average shares outstanding used in calculating basic and diluted loss per share
Class A and Class B ordinary shares - basic and diluted	38,242,073				288,260,585	g			288,260,585

FRESH2 GROUP LIMITED

(f/k/a ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. Roxe Acquisition

[1] Basis of Pro Forma Presentation

The unaudited pro forma consolidated combined financial statements have been prepared assuming the acquisition is accounted for as a business combination using the acquisition method of accounting under Financial Accounting Standards Board (“FASB”) ASC 805, Business Combinations (“ASC 805”). For business combinations under ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred. Acquisition-related transaction costs include valuation, auditing, legal consulting fee and others.

The unaudited pro forma consolidated combined financial statements reflect adjustments, based on available information and certain assumptions that Fresh2 believes are reasonable, attributable to the following:

●

The acquisition of 98.64% of the issued and outstanding securities Roxe, which will be accounted for as a business combination, with Fresh2 identified as the acquirer, and the issuance of shares of Fresh2 Class A Ordinary Shares as acquisition consideration. Fresh2 is considered the accounting acquirer since immediately following the closing: (i) Fresh2 stockholders will own a majority of the voting rights of the combined company; (ii) Fresh2 will designate a majority of the initial members of the board of directors of the combined company; (iii) Fresh2’s senior management will hold the majority of the key positions in senior management of the combined company; and (iv) Fresh2 will continue to maintain its corporate headquarters in New York, New York. Roxe will continue to maintain operations in New York, New York:

●	The incurrence of acquisition-related expenses;

The pro forma adjustments represent management’s estimates based on information available as of the date of this filing and are subject to change as additional information becomes available and additional analyses are performed. The pro forma financial statements are provided for illustrative purposes only and are not intended to represent what Fresh2’s financial position or results of operations would have been had the acquisition actually been consummated on the assumed dates nor do they purport to project the future operating results or financial position of Fresh2 following the acquisition. The pro forma financial statements do not reflect future events that may occur after the acquisition, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, cost savings, or economies of scale that Fresh2 may achieve with respect to the combined operations. Specifically, the pro forma statements of operations do not include the synergies expected to be achieved as a result of the acquisition and any associated costs that may be incurred to achieve the identified synergies. Additionally, Fresh2 cannot assure that additional charges will not be incurred in excess of those included in the pro forma additional valuation, auditing, and legal consulting fees of $105,418.40 related to the acquisition, Fresh2’s efforts to achieve operational synergies, or that management will be successful in its efforts to integrate the operations. The pro forma statement of operations also excludes the effects of costs associated with any restructuring and integration activities that may result from the acquisition. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of Fresh2 following the acquisition.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated combined financial statements. In Fresh2’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The historical financial statements have been adjusted in the unaudited pro forma consolidated combined financial statements to give effect to the acquisition. These adjustments are directly attributable to the acquisition, factually supportable and, with respect to the unaudited pro forma consolidated combined statements of operations, expected to have a continuing impact on Fresh2 following the acquisition.

[2]	Pro Forma Adjustments and Assumptions

Pro Forma Adjustments to the Consolidated Statement of Operations and Comprehensive Loss for the Year Ended December 31, 2022:

a.

Represents the bargain purchase gain incurred in the acquisition of Roxe. The calculation of the bargain purchase gain entails the determination of the fair value of net assets, subtracting the fair value of the 1.36% non-controlling interest, which are shares reserved for issuance to employees of Roxe, and deducting the consideration paid by the Company.

b.	Represents the accrual of $105,418 in estimated valuation, auditing, and legal consulting fees that are payable as a result of the acquisition of Roxe, which were not reflected in either Fresh2’s or Roxe’s historical financial statements.

c.	The pro forma basic and diluted net loss per common share was computed by dividing pro forma net loss attributable to Fresh2 by the historical weighted average number of shares of common stock outstanding after giving effect to the issuance of 110,476,291 shares of Fresh2 Class A Ordinary Shares in connection with the acquisition of Roxe, as if the issuance had been completed on January 1, 2022.

d.	The expenses of $577,394 related to stock-based compensation was reclassified as net loss attributable to noncontrolling interests.

Pro Forma Adjustments to the Consolidated Balance Sheet as of June 30, 2023:

a.	Reflects the issuance of 110,476,291 shares of Fresh2 Class A Ordinary Shares on July 17, 2023 at a price of $0.208 per share (which is 1/20 of the closing price of ADS of Fresh2 as of that date. and the issuance of 139,542,221 shares of Fresh2 Class A Ordinary Shares on November 6, 2023 at a price of $0.068 per share (which is the 1/20 of the closing price of ADS of Fresh2 as of that date as consideration for acquisition of Roxe and adjustments to state Roxe’s assets acquired and liabilities assumed at fair value. A summary of the consideration paid, and the preliminary fair value of the assets acquired, and liabilities assumed is as follows:

Consideration:
Fresh2 common stock issued to Roxe shareholders	110,476,291
Issued price 7/17/2023	0.208
Fresh2 common stock issued to Roxe shareholders	139,542,221
Issued price 11/6/2023	0.068
Total consideration	32,412,701

Preliminary fair value[1] of assets acquired:
Current assets
Cash and cash equivalents	8,416
Accounts receivables, net	52,277
Prepaid expenses	-
Other current assets	86,659
Non-current assets
Digital Assets	6,121
Property and equipment, net	6,063
Intangible assets, net	58,967,000
Right of use assets	1,168,134
Total preliminary fair value of assets acquired	60,294,670

Preliminary fair value of liabilities assumed:
Current liabilities
Accounts payable and accrued expenses	2,134,637
Tax payable	-
Other payables	200,589
Current lease liabilities	313,040
Non-current liabilities
Deferred tax liabilities	11,607,375
Non-current lease liabilities	1,061,150
Total preliminary fair value of liabilities assumed	15,316,791
Net Assets acquired and liabilities assumed	44,977,879

Fair Value of 1.36% NCI	550,139

Bargain Purchase Gain	12,056,016

[1]	The preliminary PPA is subject to change upon the final valuation.

The acquisition consideration is allocated to the acquired assets and assumed liabilities based on their estimated fair values, and any excess is initially allocated to the identifiable intangible asset, a cross-border remittance platform. The purchase price exceeded the fair value of net assets acquired by $43,085,857. The Company allocated the $43,085,857 excess to intangible assets, which will be amortized over 5 years. The calculation of the bargain purchase gain entails the determination of the fair value of net assets, subtracting the fair value of the 10.39% non-controlling interest, and deducting the consideration paid by the Company. The initial allocation is subject to change upon the final valuation which is to be done at the time of closing. Such a change could have a material impact on the Company’s financial statements.

b.	Represents the elimination of Roxe’s historical equity balances.

c.	Represents the accrual of $105,418.40 in estimated valuation, auditing, and legal consulting fees that are payable as a result of the acquisition of Roxe, which were not reflected in either Fresh2’s or Roxe’s historical financial statements.

d.	Represents the additional amortization of the intangible asset, because the fair value increased $43,085,857 during the valuation, which should be amortized over 5 years.

Pro Forma Adjustments to the Consolidated Statement of Operations and Comprehensive Loss for the Six Months Ended June 30, 2023:

e.	Represents the bargain purchase gain incurred in the acquisition of Roxe. The calculation of the bargain purchase gain entails the determination of the fair value of net assets, subtracting the fair value of the 10.39% non-controlling interest, and deducting the consideration paid by the Company.

f.	Represents the accrual of $105,418 in estimated valuation, auditing, and legal consulting fees that are payable as a result of the acquisition of Roxe, which were not reflected in either Fresh2’s or Roxe’s historical financial statements.

g.	The pro forma basic and diluted net loss per common share was computed by dividing pro forma net loss attributable to Fresh2 by the historical weighted average number of shares of common stock outstanding after giving effect to the issuance of 250,018,512 shares of Fresh2 Class A Ordinary Shares in connection with the acquisition of Roxe, as if the issuance had been completed on January 1, 2022.

[3]	Unaudited Pro Forma Adjustment Reflects the Following Two Transactions:

Adjustments to Statement of Operations and Comprehensive Loss for the year ended December 31, 2022:

Transaction 1:

	DR	CR
Intangible Assets	43,086
Roxe Class A Shares	-
Roxe Class B Shares	4
Additional Paid-in Capital	10,324
Accumulated deficit	(8,414)
Accumulated other comprehensive income	19
Fresh2 Class A Ordinary Shares		2,500
Additional Paid-in Capital		29,913
Non-controlling Interest		550
Bargain Purchase Gain		12,015

The transaction reflects (i) the elimination of Roxe’s historical equity balances; (ii) the issuance of 110,476,291 shares of Fresh2 Class A Ordinary Shares on July 17, 2023 at a price of $0.208 per share as consideration for 51% interest of Roxe; (iii) the issuance of 139,542,221 shares of Fresh2 Class A Ordinary Shares on November 6, 2023 at a price of $0.068 per share as consideration for 47.64% interest of Roxe (iv) that the consideration exceeded the fair value of net assets acquired (a cross-border remittance platform) by $43,085,857, which the Company allocated to intangible assets; and (v) the bargain purchase gain from the acquisition of Roxe.

Transaction 2:

Professional Service Fees	105
Accrued Expenses		105

The transaction reflects the valuation, auditing, and legal consulting fees that are payable as a result of the acquisition of Roxe, which were not reflected in either Fresh2’s or Roxe’s historical financial statements.

Transaction 3:

Additional paid-in capital	857
Non-controlling interest		857
Net loss attributable to ordinary shareholders	(577)
Net loss attributable to noncontrolling interests		(577)

The additional paid-in capital related to stock-based compensation was reclassified as noncontrolling interests, in the amount of $857,364 as of December 31, 2022. The expenses related to stock-based compensation were reclassified to net loss attributable to noncontrolling interests in the amount is $577,394 for the year ended December 31, 2022.

Adjustments to Consolidated Balance Sheet as of June 30, 2023, and Statement of Operations and Comprehensive Loss for the six months ended June 30, 2023:

Transaction 1:

	DR	CR
Intangible Assets	43,625
Roxe Class A Shares	-
Roxe Class B Shares	4
Additional Paid-in Capital	10,246
Accumulated deficit	(8,898)
Accumulated other comprehensive income	1
Fresh2 Class A Ordinary Shares		2,500
Additional Paid-in Capital		29,913
Non-controlling Interest		550
Bargain Purchase Gain		12,015

The transaction reflects (i) the elimination of Roxe’s historical equity balances; (ii) the issuance of 110,476,291 shares of Fresh2 Class A Ordinary Shares on July 17, 2023 at a price of $0.208 per share as consideration for the 51% interest in Roxe; (iii) the issuance of 139,542,221 shares of Fresh2 Class A Ordinary Shares on November 6, 2023 at a price of $0.068 per share as consideration for the 47.64% interest in Roxe (iv) and consideration exceeded the fair value of net assets acquired by $43,625,301, which the Company allocated to the intangible asset, a cross-border remittance platform; (v) the bargain purchase gain from the acquisition of Roxe.

Transaction 2:

Professional Service Fees	105
Accrued Expenses		105

The transaction reflects the valuation, auditing, and legal consulting fees that are payable as a result of the acquisition of Roxe, which were not reflected in either Fresh2’s or Roxe’s historical financial statements.

Transaction 3:

Amortization expenses	4,363
Intangible assets		4,363

The transaction reflects the additional amortization of intangible assets, the Company allocated the fair value increase to intangible assets, which should be amortized over 5 years.

Transaction 4:

Additional paid-in capital	779
Non-controlling interest		779
Net profit attributable to ordinary shareholders	78
Net profit attributable to noncontrolling interests		78

The additional paid-in capital related to stock-based compensation was reclassified as noncontrolling interests in the amount of $779,327 as of June 30, 2023. The expenses related to stock-based compensation were reclassified as net loss attributable to noncontrolling interests in the amount of $78,036 for the six months ended June 30, 2023.

2. Sale of CDA Business

[1] Unaudited Pro Forma Adjustments and Assumptions

The following pro forma adjustments, related to the sale of the CDA Business, are included in the unaudited pro forma condensed statements of operations for the year ended December 31, 2022.

a.	Represents the gain on sale of the CDA Business, which is calculated as follows:

USD’000
Preliminary Consideration:
1 RMB for Changhe; 1 RMB for Anpac Lishui; 1 USD for Anpac US; $500,000 for Changwei	500
Total consideration	500

Assets and liabilities of the disposed entities:
Assets
Cash and cash equivalents	269
Prepayment	390
Accounts receivable, net	324
Amounts due from related parties, net	(1,040)
Inventories, net	30
Other current assets, net	500
Property and equipment, net	2,491
Land use rights, net	161
Intangible assets, net	27
Right of use assets	1,046
Long-term investments, net	156
Total assets, net	4,354
Liabilities
Short-term debts	725
Accounts payable	303
Advance from customers	719
Amounts due to related parties	201
12,798
Lease liability-current	114
Accrued expenses and other current liabilities	2,666
Deferred tax liabilities	-
Lease liability-non-current	945
Other long-term liabilities	157
Total liabilities	18,628
Non-controlling interest	619
Net assets sold	(14,893)
Gain on disposal	15,393

b.	Represents the write-off of the intercompany receivables from the disposed entities.

c.	Represents the accrual of RMB 30,000 ($4,350) in legal consulting fees that are payable as a result of the sale of the CDA Business.

d.	Represents the elimination of revenues and cost of revenues directly related to the CDA Business for the periods presented.

e.	Represents the elimination of selling and marketing expenses, research and development expenses, general and administrative expenses, impairment of intangible assets, and impairment of goodwill directly related to the CDA Business for the periods presented.

f.	Represents the elimination of interest expenses, foreign exchange loss, share of net gain in equity method investments, other expenses, and income tax benefit directly related to the CDA Business for the periods presented.

g.	Represents the elimination of net loss attributable to non-controlling interests directly related to the Business for the periods presented.

The following pro forma adjustments, related to the sale of the CDA Business, are included in the unaudited pro forma condensed balance sheet as of June 30, 2023, and the unaudited pro forma condensed statements of operations for the year ended June 30, 2023.

a.	Represents the transfer of all the current assets relating to the CDA Business to the Buyers under the terms of the share purchase agreements.

b.	Represents the transfer of all the non-current assets relating to the CDA Business to the Buyers under the terms of the four share purchase agreements.

c.	Represents the transfer of all the current liabilities relating to the CDA Business to the Buyers under the terms of the share purchase agreements.

d.	Represents the transfer of all the non-current liabilities relating to the CDA Business to the Buyers under the terms of the four share purchase agreements.

e.	Represents the total cash consideration of RMB 2 and USD 1 paid by the Buyers under the terms of the share purchase agreements.

f.	Represents the gain on sale of the Business, which is calculated as follows:

USD’000
Consideration:
1 RMB for Changhe; 1 RMB for Anpac Lishui; 1 USD for Anpac US	0
Total consideration	0

Assets acquired and liabilities assumed:
Assets
Current assets held for sale	1,348
Noncurrent assets held for sale	2,785
Total assets, net	4,133
Liabilities
Current liabilities held for sale	4,609
Noncurrent liabilities held for sale	336
Total liabilities	4,945
Non-controlling Interest	2,695
Net assets sold	(3,507)
Gain on disposal	3,507

g.	Represents the transfer of the non-controlling interest relating to the CDA Business to the Buyers under the terms of the applicable share purchase agreements.

h.	Represents the accrual of RMB 30,000 ($4,350) in legal consulting fees that are payable as a result of the sale of the CDA Business.

i.	Represents the elimination of loss from discontinued operations directly related to the CDA Business for the periods presented.

j.	Represents the elimination of net loss attributable to non-controlling interests directly related to the CDA Business for the periods presented.

[2] The unaudited pro forma adjustment reflects the following transactions:

Adjustments to Statement of Operations and Comprehensive Loss for the year ended December 31, 2022:

Transaction 1:

	DR	CR
Due from Related Parties	12,798
Due to Related Parties		12,798

The transaction reflects the recovery of the intercompany balances between Fresh2 and the disposed entities that are eliminated in the consolidation. After the disposition, the disposed entities should not be consolidated in accordance with ASC810, as a result, the intercompany balances should not be eliminated.

Transaction 2:

	DR	CR
Short-term debts	725
Accounts payable	303
Advance from customers	719
Amounts due to related parties	201
Amounts due to related parties	12,798
Lease liability-current	114
Accrued expenses and other current liabilities	2,666
Lease liability-non-current	945
Other long-term liabilities	157
NCI	619
Other current assets	500
Cash and cash equivalents		269
Prepayment		390
Accounts receivable, net		324
Amounts due from related parties, net		(1,040)
Inventories, net		30
Other current assets, net		500
Property and equipment, net		2,491
Land use rights, net		161
Intangible assets, net		27
Right of use assets		1,046
Long-term investments, net		156
Gain on disposal		15,393

The transaction reflects the net assets transferred, cash consideration, and the gain on sale of the CDA Business.

Transaction 3:

	DR	CR
Bad debt expenses	12,798
Due from Related Parties		12,798

The transaction reflects the write-off of the intercompany receivables from the disposed companies on Fresh2’s books. Pursuant to the four share purchase agreements, the remaining intercompany receivables are waived.

Transaction 4:

	DR	CR
Professional Service Fee	4
Accrued Expenses		4

The transaction reflects the accrual of RMB 30,000 ($4,350) in legal consulting fees that are payable as a result of the sale of the CDA Business.

Adjustments to Consolidated Balance Sheet as of June 30, 2023, and Statement of Operations and Comprehensive Loss for the six months ended June 30, 2023:

Transaction 1:

	DR	CR
Current liabilities held for sale	4,609
Noncurrent liabilities held for sale	336
NCI	2,695
Other current asset	0
Current assets held for sale		1,348
Noncurrent assets held for sale		2,785
Gain on disposal		3,507

The transaction reflects the assets, liabilities, and non-controlling interest transferred, cash consideration, and the gain on sale of the CDA Business.

Transaction 2:

	DR	CR
Professional Service Fee	4
Accrued Expenses		4

The transaction reflects the accrual of RMB 30,000 ($4,350) in legal consulting fees that are payable as a result of the sale of the CDA Business.